July 7, 2017

VIA EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-13489

Dear Mr. Pacho:

On behalf of National HealthCare Corporation ("NHC" or the "Company"), this letter is written in response to your letter dated June 20, 2017 regarding the Company’s filing referenced above.  Our response is keyed after the comment in your letter.  This letter is being filed on EDGAR.

SEC Comment

Note 1 – Summary of Significant Accounting Policies, page 51

Segment Disclosures, page 58

1.

We note in your response to comment No. 1 that Mr. Ussery, your Chief Operating Officer, is the designated segment manager for both the in-patient and homecare operating segments, with the regional senior vice presidents of the in-patient and the vice-president of homecare operations reporting to him.  We also note in his capacity as segment manager, Mr. Ussery assesses “all aspects of clinical services” and implements the operating plan of both operating segments.  In regard to the budget process, Mr. Ussery appears to have the primary authority for reviewing income statement budgets and allocating resources amongst the various locations in both operating segments.  In light of Mr. Ussery’s responsibilities in assessing performance and allocating resources, please tell us why you do not consider him to be a part of the CODM function.  Refer to FASB ASC 280-10-50-5 through 50-9.  Please be sufficiently detailed in your response.

Company Response

In consideration of ASC 280-10-50-5 through 50-9, management assessed the CODM determination to be the person or persons who are making the key operating decisions of the

Company.  We also considered whether Mr. Ussery and Mr. Flatt together were a CODM function as described in ASC 280-10-50-5.  Mr. Ussery is an integral part of the Company’s management team and is the person directly accountable for executing and carrying out the key operating decisions that are made by the Company’s Chief Executive Officer (“CEO”), Mr. Steve Flatt. However, our key operating decisions are made by Mr. Flatt.  Thus, we have concluded that he is the Company’s CODM.

Examples of the key operating decisions made by Mr. Flatt are as follows: setting private pay rates for inpatient services, establishing compensation guidelines for inpatient and homecare operations, approving integrated coordination of care plans with hospital systems and private insurers for inpatient and homecare services, initiating and approving the financial objectives during and throughout the annual budget process, and initiating and approving development/capital projects to enhance inpatient facilities.  In each of these examples, the key decision is made by Mr. Flatt.  Mr. Ussery is then charged with executing and carry out these decisions from an operational perspective.  Mr. Ussery is required to periodically (monthly and quarterly) update Mr. Flatt and to re-engage with him to the extent execution requires reconsideration or revision to the original decisions made.

To clarify the budgeting process, all financial goals at the operating segment level (inpatient and homecare) are initiated by Mr. Flatt at the beginning of the budgeting process.  Mr. Ussery is charged with constructing a budget that has met those financial goals based upon his review of the income statement budgets at the inpatient facility level (and discussions with regional administrators) and homecare level.  Based upon his review of the details within each segment, Mr. Ussery must seek approval from Mr. Flatt to revise the financial goals at the operating segment level.

Mr. Flatt allocates resources to and assesses performance for the two operating segments, but he does not decide how these resources are to be allocated within each operating segment.  Mr. Flatt delegates the allocation of the resources within each of the operating segments to Mr. Ussery.

In summary, management concluded the key operating decisions of the Company are being made by Mr. Flatt, our CEO.  Therefore, he is designated as the CODM.  Although critically important, Mr. Ussery does not make the key operating decisions of the Company and is charged to execute the decisions made by our CODM within the company’s operating segments.

In connection with the Company’s response to your comment, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact me at (615) 890-2020 with any questions or comments regarding this letter.

Sincerely,

/s/ Brian F. Kidd

Brian F. Kidd

Senior Vice President and Controller